EXHIBIT 99.1

ATTUNITY COMMENCES RIGHTS OFFERING

— Rights Offering Enables Debt Restructuring with Minimum Dilution to Shareholders

— To Host Investors Meeting on Monday, April 27th

BURLINGTON, MA, April 13, 2009 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time event capture and data integration software, announced today that it has commenced a rights offering to raise up to $1.2 million in gross proceeds. The rights offering is designed to enable Attunity to complete its recent debt restructuring activities, including an extension of the repayment of its $2 million from Plenus Technologies (“Plenus”).

Rights Offering

Attunity is distributing subscription rights to its shareholders to purchase an aggregate of up to 10,000,000 ordinary shares for a subscription price of $0.12 per share. The subscription price reflects a 7.7% discount to the closing price of ordinary shares (i) on April 6, 2009, the record date, and (ii) on April 1, 2009, the last reported closing sale price on the OTCBB prior to the determination of the subscription price the board of directors of Attunity.

Each shareholder of record as of the close of business on April 6, 2009, will receive, at no charge, 0.43 non-transferable subscription rights for each share. Each whole subscription right will entitle the record holder to purchase one ordinary share at the subscription price of $0.12. Purchasers of ordinary shares in the rights offering will also receive, at no additional cost, a three-year warrant exercisable at $0.12 per share to purchase ordinary shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of subscription rights.

In the framework of the rights offering, Attunity secured a standby commitment by Shimon Alon, Chairman and CEO of Attunity, to purchase unsubscribed securities in the rights offering to the extent required by the Company to raise a minimum of $360,000 in the offering.

The rights offering will expire at 5:00 p.m., EST, on May 4, 2009, unless the Company extends the exercise period.

Debt Restructuring

As previously reported, the Company secured approximately $390,000 of short-term convertible loans in November 2008, and, in January 2009, the maturity date of the $2 million convertible notes was extended from May 2009 to November 2010, subject to the conversion of the short-term loan into equity, which occurs upon an equity financing in which Attunity raises at least $750,000 (including the $390,000 of the loan).

Attunity also announced today that it has amended the loan agreement with Plenus, such that, among other things, its repayment of the $2 million outstanding loan amount will commence in February 2010 rather than March 2009, provided that the Company will raise at least $750,000 in debt or equity by July 1, 2009. Pursuant to the amendment, the annual interest rate was changed from LIBOR plus 4.25% to a fixed rate of 9.0%, and repayment of the principal amount will now be made by 24 equal monthly payments rather than twelve. In addition, if Attunity undergoes a change of control or similar fundamental transaction until March 2014, Plenus will be entitled to an additional amount equal to the higher of 15% of the outstanding loan amount and 15% of the aggregate proceeds payable to the shareholders in connection with such transaction.

The rights offering, including the standby commitment, will enable Attunity to satisfy the conditions required in order to defer the repayment of the Plenus loan and the convertible notes and will trigger the conversion of the short-term loan into equity, as part of the rights offering.

Additional details about the foregoing transactions are included in Attunity’s annual report on Form 20-F filed with the SEC on April 6, 2009.

Management Comments

“Despite the difficulties in the capital and credit markets, we were able to implement several debt restructuring activities. We have chosen to use the mechanism of a rights offering in order to ensure the satisfaction of the conditions required to defer the repayment of $4 million of outstanding loans, while keeping the dilution to our shareholders at a minimum. The rights offering also provides our existing shareholders with a fair and equal opportunity to purchase shares directly from the Company,” stated Shimon Alon, Chairman and CEO of Attunity.

“We believe that this financing plan will address the Company’s working capital and capital resource requirements, enabling us to be well positioned to meet the challenging market conditions in 2009.” Mr. Alon concluded.

Investors Meeting

Attunity also announced today that it will host an investor information meeting for shareholders and other interested parties on Monday, April 27, 2009 at 11:00 a.m. (Israel time) at the Company’s offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. Shimon Alon, Chairman & CEO, and Dror Elkayam, VP Finance, will make investor presentations at the meeting.

For more information, please call Dror Elkayam at +972-9-899-3000 or e-mail dror.elkayam@attunity.com, no later than April 26, 2009.

Important Note

A registration statement relating to the rights offering was filed with the Securities and Exchange Commission and was declared effective on April 8, 2009. The terms and conditions of the rights offering, as well as instructions regarding participation in the rights offering, are set forth in the prospectus dated April 9, 2009 that forms a part of the registration statement. The prospectus is being mailed to Attunity shareholders of record on the record date, and is also available from MacKenzie Partners, Inc., the information agent for the rights offering, by request by calling +1 (212) 929-5500 (collect) or toll-free at +1 (800) 322-2885, as well as through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Nothing in this press release should be construed as investment advice or otherwise as an invitation to engage in investment activity. No prospectus related to the rights offering has been, or will be, filed for registration with any authority outside of the United States. You should carefully read the prospectus to be delivered by Attunity, including the information incorporated by reference therein and consider the risks and uncertainties described therein, before deciding whether or not to exercise your subscription rights.

About Attunity

Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss the completion of the debt restructuring, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: liquidity challenges and the need to raise funds in the near future, which may not be available to the Company on acceptable terms or at all; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Dror Elkayam, VP Finance
Attunity Ltd.
+972 9-899-3000
dror.elkayam@attunity.com